November 15, 2024

Wong Ngai Chiu
Chief Executive Officer
Gifts International Holdings Ltd
Unit A&B, 7/F., Fuk Chiu Factory Building
No.20 Bute Street
Mongkok, Kowloon
Hong Kong

       Re: Gifts International Holdings Ltd
           Draft Registration Statement on Form F-1
           Submitted October 21, 2024
           CIK No. 0002032274
Dear Wong Ngai Chiu:

     We have reviewed your draft registration statement and have the following comment(s).

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form F-1 submitted October 21, 2024
Cover Page

1. Identify your controlling shareholder on the cover page and state, if true, that he will have the ability to control matters requiring shareholder approval, including the election of directors, amendment of organizational documents, and approval of major corporate transactions, such as a change in control, merger, consolidation, or sale of assets. Provide this disclosure in the prospectus summary at page 2 and in your risk factor at page 36, and discuss "controlled company" exemptions from Nasdaq listing standards and whether you intend to rely upon any in your prospectus summary and
 November 15, 2024
Page 2

      risk factor disclosure as well. Please also revise the references on the cover page and elsewhere to multiple "controlling shareholders," as it appears that you will be controlled by an individual who also serves as your chairman and CEO.
2.    Where you discuss your corporate structure, acknowledge that Chinese regulatory
      authorities could disallow your holding company structure, which would likely result in a material change in your operations and/or a material change in the value of the securities you are registering for sale, including that it could cause the value of such securities to significantly decline or become worthless. Provide a cross reference to your detailed discussion of risks facing the company and the offering as a result of this structure.
3. Provide prominent disclosure about the legal and operational risks associated with
      being based in or having the majority of the company   s operations in
Hong Kong and
      Macau. Your disclosure should make clear whether these risks could result in a material change in your operations and/or the value of the securities you are registering for sale or could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. Your disclosure should address how recent
      statements and regulatory actions by China   s government, such as those
related to the
      use of VIEs and data security or anti-monopoly concerns, have or may impact the
      company   s ability to conduct its business, accept foreign investments, or list on a U.S.
      or other foreign exchange. Your prospectus summary should address, but not
      necessarily be limited to, the risks highlighted on the prospectus cover page.
4. Revise to provide a more fulsome description of how cash is transferred through your organization. Additionally, we note your disclosure regarding dividends paid by your
      Hong Kong subsidiary during the years ended March 31, 2023 and 2024.
State
      whether these are the only transfers, dividends, or distributions made to date between the holding company, its subsidiaries, or to investors, or expand your disclosure to quantify any additional amounts if applicable. Provide cross-references to the condensed consolidating schedule, if applicable, and the consolidated financial statements.
5. Please amend your disclosure here and in the summary risk factors and risk factors sections to state that, to the extent cash in the business in the PRC or Hong Kong or a
      PRC or Hong Kong entity, the funds may not be available to fund operations or for other use outside of the PRC or Hong Kong due to interventions in or the imposition of restrictions and limitations on the ability of you, your subsidiaries, or the consolidated VIE by the PRC government to transfer cash. On the cover page, provide cross-references to these other discussions.
6.    Supplement your disclosure that your subsidiaries    have not experienced
any
      difficulties or limitations    in transferring cash to date to speak more
broadly to
      whether there are any limitations on your ability to transfer cash between you, your subsidiaries, or investors. Provide a cross-reference to your discussion of this issue in your prospectus summary, summary risk factors, and risk factors sections as well.
 November 15, 2024
Page 3
Other Pertinent Information, page ii

7.     We note that your definition of    China    excludes Hong Kong and the
Macau Special
       Administrative Region of the PRC. As you appear to have some level of operations in both locations, clarify that the legal and operational risks associated with operating in
       China also apply to operations in Hong Kong/Macau. Additionally, we note that at page 47 you state that you "serv[e] various occasions across Hong Kong, Macau, and the southern part of the PRC." Please clarify whether you have any level of operations in mainland China.
Transfers of Cash To and From Our Subsidiaries, page 2

8. Provide a more thorough description of how cash is transferred throughout your organization, as we note that the only disclosure on this point is that you may provide funding to the operating subsidiary through loans and/or capital contributions.
       Quantify any cash flows and transfers of other assets by type that have occurred between the holding company, its subsidiaries, and direction of transfer. Quantify any dividends or distributions that a subsidiary has made to the holding company and which entity made such transfer, and their tax consequences. Similarly quantify dividends or distributions made to U.S. investors, the source, and their tax consequences. While we note your disclosure of certain dividends paid by your Hong
       Kong subsidiary during the years ended March 31, 2023 and 2024, your disclosure should make clear if these are the only transfers, dividends, or distributions made to date. Describe any restrictions and limitations on your ability to distribute earnings from the company, including your subsidiaries, to the parent company and U.S.
       investors.
Permission Required from Hong Kong Authorities, page 3

9. Please revise to list each permission or approval that you or your subsidiaries are required to obtain from Chinese authorities to operate your business and to offer the securities being registered to foreign investors. Identify each permission and approval from Hong Kong authorities that you state are necessary to operate your business, as your disclosure suggests there may be additional permissions and approvals that are not listed, and where you state that all have been received, also state whether any permissions or approvals have been denied. State whether you or your subsidiaries are covered by permissions requirements from the China Securities Regulatory Commission (CSRC) or the Cyberspace Administration of China (CAC).
10. Please revise to clarify whether you have relied upon an opinion of counsel with respect to your conclusions regarding permissions and approvals to operate your business and to offer securities to investors. In this regard, we note that you state you
       have been    advised by    Hong Kong counsel. If such counsel has issued
a formal
       opinion, revise to clarify as much. If you have not relied upon an opinion of counsel, state as much and explain why such an opinion was not obtained.
 November 15, 2024
Page 4
Summary of Risk Factors
Risks Related to Doing Business in Hong Kong, page 3

11.    We note your statement that,    The Chinese government   may exert more
control over
       securities offerings conducted overseas and/or foreign investment in Hong Kong-
       based issuers       Please further enhance this disclosure to
acknowledge any risks that
       any such actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. Additionally, please revise so that each summary risk factor in this section has a cross-reference to the relevant individual detailed risk factor, including page number.
Risk Factors
Substantially all of our operations are in Hong Kong. However, due to the long arm provisions..., page 18

12. Where you discuss recent regulatory actions and statements by the PRC government related to its ability to exert more oversight and control over offerings conducted overseas and/or foreign investment in Hong Kong-based issuers, revise to acknowledge the risk that any such action could significantly limit or completely
       hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.
We may become subject to a variety of PRC laws and other regulations regarding data security..., page 21

13. Please revise this risk factor to state to what extent you believe that you are compliant with the regulations or policies that have been issued by the CAC to date. Clarify whether you are subject to the Measures for Cybersecurity Review and, if not, how
       you came to that conclusion and the basis on which you made that determination.
Risks Related to Our Business
There is no assurance that we can generate sufficient cash flow from operating activities..., page 28

14. You state here that net cash inflow from operating activities was "US$677 million"
       during fiscal 2024 and "US$700 million" during fiscal 2023, but it appears from your financial statements and discussion of cash flows beginning at page 52 that these amounts should be in thousands, rather than millions. Please revise for consistency or advise.
Dividend Policy, page 42

15. Please revise to indicate whether you currently expect that cash dividends comparable to those paid by your Hong Kong subsidiary during the fiscal years ended March 31,
       2023 and 2024 will continue to be paid in the future and, if not, the nature of the change in the amount or rate of cash dividend payments.
 November 15, 2024
Page 5
Management's Discussion and Analysis of Financial Condition and Results of Operations, page 47

16. We note your disclosure on page 48 that you increased the average price of sales orders by 13.2% from 2023 to 2024, which was mainly attributable to a "broad-
       based price increase of our products." Revise to clarify if recent inflationary pressures have materially impacted your operations. In this regard, identify the types of inflationary pressures you are facing and how your business has been affected.
Business Section, page 71

17. Please explain the basis on which you characterize yourself as "[the] no. 1 corporate gifting service provider in Hong Kong," "one of the leading market players in the
       [B2B] corporate gifting industry in Hong Kong," and a "trusted global leader in the corporate gifting industry," as well as why you disclose that you "have consistently outperformed the market." Alternatively, state that these are management's beliefs.
       Make conforming revisions in the prospectus summary, where applicable. Please also clarify the source of the graphics presented throughout this section, and revise to ensure that all text associated with these graphics is adequately contextualized. For example, it is unclear why the text "Closed Deals - Insurance/Real Estate/Banking" is included in the graphic at page 71 and the meaning of "40+ Products" in the graphic at page 78. It is also unclear whether the graphic including a flag and "2025" at the top of page 79 is meant to suggest that you anticipate expansion into the U.S. in 2025.
18. Please comprehensively revise throughout this section and elsewhere, such as the prospectus summary, to ensure that each quantified performance metric presented is accompanied by an explanation of how the metric is calculated and the relevant measurement period. For example, we note that you refer to having served both "over
       180,000" customers and 135,000 customers at page 72 without disclosing the date or measurement period for such figures. As non-exclusive additional examples, we note the following metrics presented in this section that are not adequately defined or contextualized: complaint rate; products; gifts; reach; impression; unique visitors;
       sessions; and page views.
Enhance Marketing Efficiency, page 79

19. We note your disclosure that you "intend to develop an artificial intelligence marketing system," which is also a stated use of the proceeds from this offering.
       Please provide a definition of "artificial intelligence" in the context of your business and enhance your disclosure to provide an update on the stage of product development for this marketing system. Disclose whether you intend to develop proprietary artificial intelligence technology, utilize open-source technology, or license the use of such technology. Add a risk factor addressing the material risks to your business, operations, and financial condition in connection with the use and development of products using artificial intelligence technology, as appropriate. November 15, 2024
Page 6
Our Strategies and Future Plans, page 79

20. Revise to provide additional detail regarding the anticipated timing and costs associated with the growth strategies identified in this section. For example, explain when you expect to expand into additional international markets and whether there are any material costs remaining to launch your "VIP website." Clarify whether you have entered into any definitive agreements or arrangements with respect to collaborations with "renowned brands and global institutions," and if not, revise to clearly state as much.
Customers, page 81

21. While we note that no single client contributed more than 10% of total revenues for the fiscal years ended March 31, 2024 and 2023, we also note that your decrease in revenues in the fiscal year ended March 31, 2024 was "primarily due to a decline in sales from one of [y]our major clients" and that you disclose having special credit arrangements for "one key client" at page 84. Please explain whether you are dependent on any customer(s) in particular and, if so, whether you have entered into arrangements with such customer(s). If so, describe the material terms of any such agreement and file it as an exhibit to the registration statement, or explain why you are not required to do so. Refer to Item 601(b)(10) of Regulation S-K. Suppliers, page 84

22. Given your representation that you typically do not enter into long-term contracts with suppliers, please explain the basis for your disclosure elsewhere that you "have secured favorable pricing and preferential supply arrangements" through "established...partnerships" with suppliers, or revise your disclosure and graphic text
       (e.g., "Trusted Suppliers, Favorable Pricing" and "Preferential Supply Arrangements"
       at page 81) accordingly. Additionally, please clarify whether you have entered into any agreement with the supplier that accounted for 21.4% of your total purchases in the fiscal year ended March 31, 2024. If so, describe the material provisions of such agreement and file it as an exhibit to the registration statement, or explain why you are not required to do so. Refer to Item 601(b)(10) of Regulation S-K. Regulations, page 87

23. For each regulation that you summarize, please also disclose the material effects of the regulation upon your business. Refer to Item 4.B.8 of Form 20-F. Management
Board of Directors, page 94

24. You disclose that your board of directors will consist of five directors upon the effectiveness of this registration statement; however, your management chart on page
       92 only includes four directors. Please revise for consistency.
 November 15, 2024
Page 7
Certain Relationships and Related-Party Transactions, page 99

25. Please revise to fully explain the basis on which Take Care HK Limited, Tutti Digital
       Limited, iMHKB Group Ltd are related parties by identifying the "common shareholder" that controls them. Additionally, please revise to provide the information
       called for by Item 7.B of Form 20-F with respect to each of the various transactions underlying the related party balances presented here, such as each "temporary advance" to Wong and Take Care HK Limited. In other words, you should describe the nature and extent of each related party transaction that occurred during the preceding three fiscal years up to the date of the prospectus, rather than only disclosing aggregated balances as of the end of and during such periods. In revising, please ensure that you disclose the amount of each outstanding loan as of the latest practicable date, and, to the extent required by Item 601(b)(10) of Regulation S-K, file any related agreements as exhibits to the registration statement.
26. We note that as of March 31, 2024, there was an outstanding amount of $21,219 due to the company from Wong, who serves as your CEO. Please disclose whether any loans to Wong are still outstanding and, if so, explain to us how you intend to comply with Section 13(k) of the Exchange Act with respect to such loans. Combined Statements of Operations, page F-4

27. Please tell us how there are costs of revenues from related parties, but the only revenue reported is from third parties.
Exhibit Index, page II-2

28. File as an exhibit to the registration statement the written consent of Migo
       Corporation Limited required by Rule 436 under the Securities Act.
General

29. Because you are located in, have operations in, and/or have directors/officers located in Hong Kong and Macau, discuss the applicable laws and regulations in each of
       Hong Kong and Macau, as well as related risks and consequences. Examples of
       location-specific regulations that should be discussed include enforceability of civil
       liabilities in Hong Kong/Macau and China   s Enterprise Tax Law.
Disclose on the
       cover page how regulatory actions related to data security or anti-monopoly concerns
       in Hong Kong/Macau have or may impact the company   s ability to conduct
its
       business, accept foreign investment, or list on a U.S. or foreign exchange. Include risk factor disclosure explaining whether there are laws or regulations in
Hong
       Kong/Macau that result in oversight over data security, how this oversight impacts the
       company   s business and the offering, and to what extent the company believes that it
       is compliant with the regulations or policies that have been issued.
30. We note your discussion of the Trial Measures published by the CSRC at pages 22-
       23. Please revise where appropriate throughout the registration statement to clarify whether the Trial Measures apply to this transaction. If not, please discuss how you came to that conclusion and the basis on which you made that determination. If so, disclose throughout where you are in the Trial Measures process. November 15, 2024
Page 8
31. Please provide us with supplemental copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, have presented or expect to present to potential investors in reliance on Section
       5(d) of the Securities Act. Please contact the staff member associated with the review of this filing to discuss how to submit the materials, if any, to us for our review.

        Please contact Ta Tanisha Meadows at 202-551-3322 or Theresa Brillant at 202-551-
3307 if you have questions regarding comments on the financial statements and related matters. Please contact Rebekah Reed at 202-551-5332 or Taylor Beech at 202-551-4515
with any other questions.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of Trade &
Services